Exhibit 99.1

Bragg Gaming Nominates Kent Young, Don Robertson, and Ron Baryoseph to Board of Directors, Adding Significant Gaming Industry Experience

Current Directors Paul Godfrey (Chair), Paul Pathak, and Rob Godfrey will not stand for re-election at the Annual General Meeting to be held on June 22, 2023

TORONTO, May 26, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), a global B2B gaming technology and content provider, announced today that it has filed a notice of meeting and management information circular ("Circular") in respect of its upcoming annual meeting of shareholders (the “Meeting”) to be held on Thursday, June 22, 2023 at 10:00 a.m. (Toronto Time).

In addition, the Company also announced that there will be three new nominees for election to its board of directors (the "Board"). The new nominees will replace three existing directors, Paul Godfrey (Chair), Paul Pathak, and Rob Godfrey, who have each opted not to stand for re-election to the Board at the Meeting. Paul Godfrey has entered into a 24-month consulting agreement under which he will provide the Company with advisory services.

Including the new nominees, there will be seven individuals nominated for election to the Board. The election of the three new directors will add significant gaming and financial industry experience to the Board and demonstrates Bragg’s ongoing commitment toward initiatives to further establish the Company as a leading global provider of innovative online gaming content. Set out below are the new nominees together with brief background information on each.

Kent Young

Kent Young is an innovator, entrepreneur, and longtime leader in the global gaming industry. In a career spanning more than 30 years, he has held senior executive positions with Bragg and other prominent companies, including Aristocrat Technologies in Australia and America; and Aruze Gaming America. While at Aristocrat, Mr. Young held several roles including Vice President of Research and Development and Global General Manager of Marketing. In this role Mr. Young helped spearhead the successful effort to introduce and popularize “penny slots” in the industry and significantly contributed to Aristocrats North American market entry. He has served on multiple industry boards including the Gaming Standards Association. An entrepreneur, Kent successfully founded, built, and sold two gaming technology companies – True Blue Gaming and Spin Games. Kent holds a Bachelor of Commerce degree from James Cook University of North Queensland. He and his wife, Christina, are based in Reno, Nevada, where they are deeply involved in supporting nonprofit organizations with their time, skills and assets.

Don Robertson (Independent)

Don Robertson has more than 25 years of corporate finance, risk management and governance experience and is currently serving on the Board of Directors of Orillia Power Generation Corporation. He served as Managing Director and Head of Global M&A at Scotiabank from 2017 to 2022 and as Chief Executive Officer, Canada and Head of Corporate Finance, Americas at Standard Chartered Bank from 2012 to 2016 as well as Managing Director and Head of Canadian M&A at Credit Suisse from 2006 to 2012. Earlier in his career, Mr. Robertson served as a Director at RBC Capital Markets from 1997 to 2006 and Articled at Blake, Cassels & Graydon LLP from 1996 to 1997. He holds a Bachelor of Commerce from Laurentian University, an MBA from the Schulich School of Business at York University, and a JD from the Osgoode Hall Law School at York University. He was called to the Bar of Ontario in 1998.

Ron Baryoseph (Independent)

Ron Baryoseph is a gaming industry veteran with over 30 years of experience in the North American regulated land based and online gaming sectors. Ron is president of RBY Gaming which has provided distribution, sales and consulting services to companies including Cammegh, Playtech, Inspired Gaming, Suzo Happ, Softweave, e Connect, Tangiamo, Apt Pay and others. Prior to opening RBY Gaming, Ron served as SVP of Amaya Gaming. During his tenure, Amaya acquired The Stars Group as well as Cadillac Jack which was subsequently sold to AGS. Ron has also held senior positions with Aristocrat Technologies, IGT, TCS John Huxley and Paulson Gaming Supplies (now GPI). His strategic planning and collaborative style have led to numerous successes.

Yaniv Sherman, Director and Chief Executive Officer of Bragg, said, “We are delighted to welcome Kent Young, Don Robertson, and Ron Baryoseph to the Board. We believe their collective gaming industry experience, relationships and expertise will provide a significant boost to our continued execution on our many B2B iGaming growth opportunities as we seek to deliver profitable revenue growth and increasing cash flow which will ultimately drive enhanced value for our shareholders. We are confident that the changes to the Board announced today will help take our Company to the next level.

“Paul Godfrey has served as the Chair of the Board since January 2021, and Paul Pathak and Rob Godfrey have dutifully served on the Board and various committees of the Board since 2019. The Company sincerely thanks Messrs. Godfrey, Pathak, and Godfrey for their significant contributions and guidance to the Company. During their time on the Board, Bragg has transformed itself and become a global organization with a diverse platform of game development studios and leading technology. As directors, they played an important role in helping to expand our iGaming capabilities including through the acquisitions of Spin Games and Wild Streak Gaming, which have significantly enhanced our game development efforts and provided an important foundation for our North American expansion which is successfully diversifying our business. More recently, they have helped foster our successful content-led focus which has seen Bragg begin to deliver proprietary and exclusive third-party content to a growing roster of iGaming operators around the globe."

The Circular is filed under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Cautionary Statement Regarding Forward-Looking Information

This news release may certain statements, referred to herein as “forward-looking statements”, constitute "forward-looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or describes a "goal", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements contained in this news release are based on certain factors and assumptions made by management of the Company based on their current expectations, estimates, projections, assumptions and beliefs regarding their business and the Company does not provide any assurance that actual results will meet management’s expectations. While management considers these assumptions to be reasonable based on information currently available to them, they may prove to be incorrect. Such forward-looking statements are not guarantees of future events or performance and by their nature involve known and unknown risks, uncertainties and other factors, including those risks described in the Company’s annual information form (which is filed under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov), that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, other factors may cause actions, events or results to be different than anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could vary or differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Find out more here: https://bragg.group

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
investors@bragg.games